AH
12-6-02



02053177

ND EXCHANGE COMMISSION
GTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

NG PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

VF 12-2-02

SEC FILE NUMBER
8-51269

NOV 27 2002
WASH. D.C. 187 SECTION

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTLTRADER.COM, INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

PROCESSED
P DEC 13 2002
THOMSON FINANCIAL

220 E. Central Parkway, Suite 2060

(No. and Street)

Altamonte Springs	FL	
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan C. Hinz — (Area Code – Telephone No.) 407-741-5300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)
KPMG LLP

	100 North Tampa Street, Suite 1700	Tampa,	FL	33602
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8 2/2

OATH OR AFFIRMATION

I, Jonathan C. Hinz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of INTLTRADER.COM, INC. as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
STATE OF FLORIDA

Debra Denise Glenn
Commission # CC 982413
Expires Nov. 16, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Name: Jonathan C. Hinz
Title: Chief Financial Officer

Debra Denise Glenn
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



P.O. Box 1439
Tampa, FL 33601-1439

Independent Auditors' Report

The Board of Directors
INTLTRADER.COM, INC.:

We have audited the accompanying statements of financial condition of INTLTRADER.COM, INC. (a wholly owned subsidiary of International Assets Holding Corporation) (the Company) as of September 30, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a–5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTLTRADER.COM, INC. (a wholly owned subsidiary of International Assets Holding Corporation) at September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 14, 2002
Tampa, Florida



INTLTRADER.COM, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Financial Condition

September 30, 2002 and 2001

Assets		2002	2001
Cash	$	27,516	10,338
Cash and cash equivalents, deposited with clearing organization		4,200,940	280,925
Securities owned, at market value		5,710,144	3,300
Receivable from affiliated company		39,254	75,000
Other receivables		200,000	—
Deferred income tax asset, net		—	213,725
Software development costs, net		282,718	553,802
Prepaid expenses and other assets		85,463	7,000
Total assets	$	10,546,035	1,144,090
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	56,073	10,793
Foreign currency sold, not yet purchased		15,773	—
Securities sold, not yet purchased, at market value		5,796,820	—
Payable to clearing organization, net		1,024,728	—
Accrued employee compensation		240,072	—
Accrued expenses		70,118	26,199
Payable to affiliated company		—	3,586
Other liabilities		41,820	—
Total liabilities		7,245,404	40,578
Commitments and contingent liabilities			
Stockholder's equity:			
Common stock, $.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10	10
Additional paid-in-capital		5,379,671	3,111,677
Accumulated deficit		(2,079,050)	(2,008,175)
Total stockholder's equity		3,300,631	1,103,512
Total liabilities and stockholder's equity	$	10,546,035	1,144,090

See accompanying notes to financial statements.

INTLTRADER.COM, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Operations

Years ended September 30, 2002 and 2001

		2002	2001
Revenues:			
Net dealer inventory and investment gains	$	4,220,092	—
Commissions		14,662	35,106
Interest and dividends		195,348	15,184
Other		216,345	91
Total revenues		4,646,447	50,381
Expenses:			
Compensation and benefits		1,815,780	450,296
Clearing and related expenses		1,557,356	77,689
Occupancy and equipment rental		286,358	21,433
Amortization of software development costs		260,788	340,715
Interest and dividends		203,197	—
Professional fees		170,019	7,950
Promotion		168,863	77,070
Communications		72,245	9,182
Technology		37,246	157,965
Other expenses		145,470	17,340
Total expenses		4,717,322	1,159,640
Loss before income tax benefit		(70,875)	(1,109,259)
Income tax benefit		—	(370,571)
Net loss	$	(70,875)	(738,688)

See accompanying notes to financial statements.

INTLTRADER.COM, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Changes in Stockholder's Equity

Years ended September 30, 2002 and 2001

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balances at September 30, 2000	$	10	2,024,602	(1,269,487)	755,125
Capital contributed from Parent Company		—	1,087,075	—	1,087,075
Net loss		—	—	(738,688)	(738,688)
Balances at September 30, 2001		10	3,111,677	(2,008,175)	1,103,512
Capital contributed from Parent Company		—	2,267,994	—	2,267,994
Net loss		—	—	(70,875)	(70,875)
Balances at September 30, 2002	$	10	5,379,671	(2,079,050)	3,300,631

See accompanying notes to financial statements.

INTLTRADER.COM, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Cash Flows

Years ended September 30, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net loss	$	(70,875)	(738,688)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Amortization of software development costs		260,788	340,715
Deferred income taxes		213,725	(370,571)
Loss on dispositions of software development costs		10,296	—
Cash provided by (used in) changes in:			
Securities owned, at market value		(5,706,844)	—
Receivable from affiliated company		35,746	(75,000)
Other receivables		(200,000)	—
Prepaid expenses and other assets		(78,463)	64,520
Accounts payable		45,280	(58,286)
Foreign currency sold, not yet purchased		15,773	—
Securities sold, not yet purchased, at market value		5,796,820	—
Payable to clearing organization, net		1,024,728	—
Accrued employee compensation		240,072	(33,000)
Accrued expenses		43,919	15,023
Payable to affiliated company		(3,586)	3,586
Other liabilities		41,820	—
Net cash provided by (used in) operating activities		1,669,199	(851,701)
Cash flows from investing activities:			
Cost of additional software development costs		—	(477,707)
Net cash used in investing activities		—	(477,707)
Cash flows from financing activities:			
Capital contributed from Parent Company		2,267,994	1,087,075
Net cash provided by financing activities		2,267,994	1,087,075
Net increase (decrease) in cash		3,937,193	(242,333)
Cash and cash equivalents at beginning of year		291,263	533,596
Cash and cash equivalents at end of year	$	4,228,456	291,263
Supplemental disclosure of noncash financing activities:			
Cash paid for interest	$	2,338	—

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

INTLTRADER.COM, INC. (the Company or ITCI) is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly owned subsidiary of International Assets Holding Corporation (the Parent). The Company operated an on-line internet-based retail securities brokerage operation from January 2000 through December 2001. On November 1, 2001, the Company began making markets in international securities.

(b) Regulation

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears its securities transactions through Wexford Clearing Services Corporation (a wholly owned, guaranteed subsidiary of Prudential Securities Incorporated) on a fully disclosed basis.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash deposits with clearing organization and foreign currency. Cash deposits with clearing organization consist of cash, foreign currency and money market funds stated at cost, which approximate market. The money market funds earn interest at varying rates on a daily basis. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less to be cash equivalents.

(e) Foreign Currency

The value of a foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on the statement of financial condition date.

(f) Financial Instruments

As of September 30, 2002 and 2001, the carrying value of the Company's financial instruments including cash, cash equivalents and cash deposits with clearing organization, receivables, accounts payable and accrued expenses approximate their fair values, based on the short-term maturities of these instruments. Additionally, the carrying value of securities owned and any securities and foreign currency sold, not yet purchased, approximate their fair value at September 30, 2002 and 2001 as they are based on quoted market prices.

(Continued)

(g) Valuation of Securities

Each listed security is valued at the last reported sale price on that day. Listed securities not traded on an exchange that day, and other securities, which are traded in the over-the-counter market, are valued at the market's current bid price for securities owned and current asked price for securities sold, not yet purchased. The value of a foreign security is determined in its national currency on the exchange on which it is traded, which value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect following the close of the stock exchange in the country where the security is issued and traded.

(h) Software Development Costs

Software development costs for internally developed software are capitalized, in accordance with American Institute of Certified Public Accountants' Statement of Position 98-1: *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and when management authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used to perform the intended function. Costs of software that have reached that stage of functionality are amortized using the straight-line method over the estimated period of benefit to be received from these costs, which ranges from two to three years.

The Company assesses the recoverability of its capitalized software development costs on an onging basis based on estimates of related future undiscounted cash flows compared to net book value. If the future undiscounted cash flow estimate is less than net book value, the net book value is reduced to the estimated fair value. The Company also evaluates the amortization period of its capitalized software development costs to determine whether events or circumstances warrant revised estimates of useful lives.

(i) Revenue Recognition

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Revenues were also derived from commissions earned on the sale of securities. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities owned and securities sold, not yet purchased are stated at market value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Included in other receivables and other revenue is $200,000 related to a partial settlement with a legal matter.

(j) Income Taxes

The Company files its Federal and state income tax returns in consolidation with the Parent. Income tax expense (benefit) is allocated to each entity of the consolidated group based on each entities' taxable income or loss as if filed on a separate return basis.

(Continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

(k) Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

(2) Software Development Costs

Software development costs that have been capitalized are amortized over a period of two to three years. These development efforts are for internally used software systems for the Company's Internet based trading systems including the proprietary foreign quote system functionality.

		2002	2001
Beginning balance, net	$	553,802	416,810
Acquisition of capitalized software		—	477,707
Dispositions		(10,296)	—
Amortization expense		(260,788)	(340,715)
Ending balance, net	$	282,718	553,802

(3) Capital Requirements

As of September 30, 2002, the Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3 percent of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At September 30, 2002, the Company had excess net capital of $1,941,170 and a ratio of aggregate indebtedness to net capital of 0.20 to 1.

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

(Continued)

INTLTRADER.COM, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Notes to the Financial Statements

September 30, 2002 and 2001

(4) Income Taxes

Income tax benefits of $0 and $370,571 for the years ended September 30, 2002 and 2001, respectively, represent Federal and state income taxes which impact the amounts which would have been payable or receivable by the Parent's consolidated group resulting from losses generated by the Company.

Income tax expense (benefit) for the years ended September 30, 2002 and 2001 consists of:

		Current	Deferred	Total
2002:				
Federal	$	(213,725)	213,725	—
	$	(213,725)	213,725	—
2001:				
Federal	$	—	(316,408)	(316,408)
State		—	(54,163)	(54,163)
	$	—	(370,571)	(370,571)

Total income tax benefit for the periods ended September 30, 2002 and 2001 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to loss before income tax benefit as a result of the following:

		2002		2001	
		Amount	% of pretax income	Amount	% of pretax income
Computed "expected" tax benefit	$	(24,098)	34.0%	(377,148)	34.0%
Decrease (increase) in income tax benefit resulting from:					
State income taxes, net of Federal income tax benefit		(2,573)	3.6%	(40,194)	3.6%
Meals and entertainment, other expense not deductible for tax purposes		8,149	(11.5%)	760	(0.1%)
Increase in valuation allowance		18,522	(26.1%)	46,011	(4.1%)
	$	—	—	(370,571)	33.4%

(Continued)

Deferred income taxes as of September 30, 2002 and 2001 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below as of September 30, 2002 and 2001:

	2002	2001
Gross deferred tax liabilities:		
Software development costs	$ (106,387)	(208,396)
Total gross deferred tax liabilities	(106,387)	(208,396)
Gross deferred tax assets:		
Net operating loss carryforward	166,185	468,132
Valuation allowance	(59,798)	(46,011)
Total net deferred tax assets	106,387	422,121
Net deferred income tax asset (liability)	$ —	213,725

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of September 30, 2002, based upon the projections for future taxable income, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At September 30, 2002, the Company has net operating loss carryforwards for Federal income tax purposes which begin to expire in 2019.

(5) Related Party Transactions

Costs related to rent and personnel are allocated to the Company and charged monthly by the Company's Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities.

In addition, the Company pays certain expenses on behalf of its affiliates which are reimbursed on a current basis.

(Continued)

INTLTRADER.COM, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Notes to the Financial Statements

September 30, 2002 and 2001

(6) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at September 30, 2002 and 2001 consist of trading and investment securities at market value as follows:

	Owned	Sold, not yet purchased
2002:		
Common stock and American depository receipts	$ 1,080,710	1,046,074
Foreign ordinary stock, paired with its respective American depository receipts	4,566,045	4,745,282
Corporate and municipal bonds	57,814	—
Foreign government obligations	2,233	—
Unit investment trusts, mutual funds and other investments	3,342	5,464
	$ 5,710,144	5,796,820

	Owned	Sold, not yet purchased
2001:		
Other investments	$ 3,300	—
	$ 3,300	—

(7) Payable to Clearing Organization, Net

Amount payable to clearing organization, net at September 30, 2002 of $1,024,728 consists of the following:

Clearing to payable	$ 46,025
Open transactions, net	968,703
	$ 1,024,728

(8) ITCI Stock Option and Plan

The Board of Directors of the Company adopted a stock option plan (ITCI Plan) retroactively as of December 31, 1998. The ITCI Plan is intended to constitute both an "incentive stock option" and a "plan" within the meaning of and qualifying under Section 422 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder. The ITCI Plan permits the granting of an option on 111 common shares (approximately 11% of the total issued and outstanding common shares) of ITCI to a sole participant. The ITCI Plan expires on December 31, 2002. Retroactively, as of December 1, 1998 this one incentive stock option was granted to a sole participant. The purchase price of the 111 common shares is $98.95 per common share, being 100 percent of the fair market value per share of common stock as of December 1, 1998.

The right to exercise the options granted and purchase the option shares depended upon meeting certain financial benchmarks. None of the benckmarks were met and therefore the option plan terminated as of September 30, 2001.

(9) Financial Instruments with Off-Balance Sheet Risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker–dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2002 at market values of the related securities (totaling $5,796,820) and additional losses will incur if the market value of the securities increases subsequent to September 30, 2002.

(10) Leases

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and service obligations. Rent expense associated with operating leases amounted to $141,100 and $0 for the years ended September 30, 2002 and 2001, respectively. Future minimum lease payments under noncancelable operating leases as of September 30, 2002 are as follows:

Year ending September 30,		
2003	$	116,600
2004		40,600
2005		5,300
2006 and thereafter		—
Total future minimum lease payments	$	162,500

Schedule 1

INTLTRADER.COM, INC.
(A wholly-owned subsidiary of International Assets Holding Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

September 30, 2002

Net capital				
Stockholder's equity			$	3,300,631
Less:				
Nonallowable assets:				
Securities not readily marketable	$	3,300		
Receivable from affilaited company		39,254		
Other receivables		200,000		
Software development costs, net		282,718		
Prepaid expenses and other assets		85,463		
				(610,735)
Net capital before haircuts				2,689,896
Haircuts on securities positions:				
Other securities		(396,227)		
Debt securities		(4,499)		
				(400,726)
Net capital			$	2,289,170
Minimum net capital required of reporting broker–dealer			$	348,000
Excess net capital			$	1,941,170

Computation of Aggregate Indebtedness

Aggregate indebtedness as of September 30, 2002 consists of the following:		
Accounts payable	$	56,073
Foreign currency sold, not yet purchased		15,773
Payable to clearing organization, net		46,025
Accrued employee compensation		240,072
Accrued expenses		65,383
Other liabilities		41,820
	$	465,146

The ratio of aggregate indebtedness to net capital as of September 30, 2002 was 0.20 to 1.

There were no material differences between the audited net capital computation and the Company's unaudited computation, as reported in the Company's Part IIA of the FOCUS Report.



P.O. Box 1439
Tampa, FL 33601-1439

Independent Auditors' Report on Internal Controls

Board of Directors
INTLTRADER.COM, INC.:

In planning and performing our audit of the financial statements and supplemental schedule of INTLTRADER.COM, Inc. (a wholly owned subsidiary of International Assets Holding Corporation) (the Company), for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 14, 2002
Tampa, Florida



INTLTRADER.COM, INC.
(A Wholly Owned Subsidiary of International Assets Holding Corporation)

Financial Statements and Schedule

(Together with Independent Auditors' Report on Internal Control
Required by SEC Rule 17a–5)

September 30, 2002 and 2001

(With Independent Auditors' Report Thereon)